

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

June 15, 2007

Via facsimile and U.S. mail

Mr. Seth Grae
President and Chief Executive Officer
Thorium Power Ltd.
8300 Greensboro Drive, Suite 800
McLean, VA 22102

> **Re:** **Thorium Power Ltd.**
> **Post-Effective Amendment to Registration Statement on**
> **Form SB-2**
> **Filed May 30, 2007**
> **File No. 333-135437**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2006**
> **Filed March 20, 2007**
> **Form 10-QSB for the Fiscal Quarter Ended March 31, 2007**
> **Filed May 10, 2007**
> **File No. 0-28543**

Dear Mr. Grae:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Seth Grae
Thorium Power Ltd.
June 15, 2007

Post-Effective Amendment on Form SB-2

General

1.   Please note that if a revision or additional disclosure in connection with our
        current review of your Form 10-KSB and Form 10-QSB is required, we would
        also expect a concurrent change be made in Post-Effective Amendment on Form
        SB-2, to the extent applicable. In addition, please be advised that you must clear
        all comments to the Forms 10-KSB and 10-QSB prior to acceleration of
        effectiveness on the Post-Effective Amendment.

Undertakings, page II-8

2.   Please provide the undertaking required by Item 512(g)(2) of Regulation S-B.

Signature Page

3.   Form SB-2 must be signed by your Controller or Principal Accounting Officer.
        Please provide the proper signatures in your next amendment.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Description of Business, page 3

4.   We note your disclosures of several statements, including the following:

        •   page 5, sixth paragraph: "…these companies will be our competitors…
            however they will also be potential licensees of our fuel designs and may
            fabricate nuclear fuels using our fuel design technology"

        •   page 6, second paragraph: "We expect that our thorium/reactor grade
            plutonium disposing fuel will be less expensive compared to MOX or
            conventional uranium fuel, assuming that the separated reactor-grade
            plutonium is available to us at no cost"

        •   page F-10, third paragraph: "Our nuclear fuel process is dependent on the
            ability of suppliers of the mineral thorium, to provide it to our future
            customers on a timely basis and also on favorable terms"

        Please expand your disclosures to discuss your basis for making these and similar
        statements appearing elsewhere in the filing, specifically as they pertain to your
        expectations about who will be your customers and competitors, and assumptions
        about contractual terms and the costs of obtaining materials.

The extent of your progress in negotiating these arrangements and elevating your competitive stature to the level suggested in the disclosure should be clear.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

5.   We note that language in the report issued by your current auditors, Child, Van Wagoner & Bradshaw, PLLC, indicates that they audited your financial statements for the period from January 1, 2002 to December 31, 2006. However, you have not presented financial statements for this period alone. We see that your auditors also state that they did not audit your financial statements covering the period from January 8, 1992 (date of inception) to December 31, 2001, as those statements were audited by other auditors.

If your current auditors are to make reference to the report of the other auditors, to indicate a division of responsibility, they would opine on your financial statements for the entire period, from January 8, 1992 (date of inception) to December 31, 2006, with an expression of reliance on the work of the other auditors in the introductory, scope and opinion paragraphs, while also indicating the magnitude of the portion of the financial statements audited by the other auditor, following the guidance in AU Sections 543.06 through 543.09.

6.   Please include the audit report from your prior auditors in the body of your financial statements, immediately following the audit report from your current auditors, instead of as an exhibit to your filing.

If you include the audit report of your prior auditors in your filing, confirm for us that you have obtained permission and a reissuance of the report from your prior auditors. If you are unable to obtain permission and reissuance, other arrangements will need to be made; please advise us of any difficulties you have in this regard. Your prior auditors can refer to AU Sections 508.70 through 508.73 for further guidance on report reissuance.

Consolidated Statements of Cash Flows, page F-5

7.   Ordinarily share issue costs are recorded as an adjustment to offset offering proceeds, in equity, except when associated with shares issued in a reverse merger recapitalization, in which case the costs recorded against equity should be limited to the amount of cash received. Tell us why you report the item labeled "capitalization of share issue costs" as an adjustment to your fiscal year 2006 net loss, suggesting this item impacted your results of operations for the period, and why your $441,553 adjustment was added to, instead of subtracted from your net loss. Please include details about the share issuance and nature of costs incurred

Mr. Seth Grae
Thorium Power Ltd.
June 15, 2007

(e.g. transaction dates, number of shares, proceeds, and the amounts and form of consideration representing share issuance costs).

Consolidated Statements of Changes in Stockholders' Deficiency, page F-6

8. Please revise your statements to show the effects of exchanging shares in your reverse merger on a retroactive basis. Share activity of the accounting acquirer in a reverse merger should be recast using the ratio of shares issued by the legal acquirer in the reverse merger over shares of the accounting acquirer that were outstanding immediately prior to the exchange, similar to a stock split.

This should render the duplicative common share columns that you include unnecessary. After recasting, all share activity immediately before the transaction should sum to equal the number of shares issued by the accounting target. This should be followed by an entry showing the number of shares of the accounting target that were outstanding immediately before the event, along with the net assets or liabilities of that entity received by the accounting acquirer. Revise your disclosures on page F-11 as necessary to clarify how the share counts, ownership percentage and exchange ratio are represented in your presentation.

You may refer to the guidance in Section I.F of Division of Corporation Finance: Frequently Requested Accounting and Financial Reporting Interpretations and Guidance, located on our website at the following address.

http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm#P162_22074

Please note the reference on our website to guidance issued by the Emerging Issues Committee of the Canadian Institute of Chartered Accountants, which we believe is compatible with U.S. GAAP in this area, and is available in EIC 10.

9. We note your $5.2 million entry showing an "allocation of expenses" covering the period from January 1, 2006 through June 30, 2006 of Thorium Power, Ltd., as a credit to additional paid-in capital. We see that you also mention an allocation of expenses in your pro forma presentation on page F-12. Tell us the extent to which these items represent the same transactions, and explain the reasons they differ. Describe the specific service or product for which the expenses are being incurred, the amount and form of consideration conveyed in exchange, dates incurred, and the reasons they were incurred by the accounting target on behalf of the accounting acquirer, if that is your view. Also, since you have characterized the transaction as a reverse merger recapitalization, tell us why you present pro forma information, as if you had completed a business acquisition.

4

Mr. Seth Grae
Thorium Power Ltd.
June 15, 2007

Note 1 – Nature of Operations and Merger with Thorium Power, Inc., page F-10

Merger Agreement

10.   We note your summary of assets and liabilities of Thorium Power, Ltd. deemed to have been acquired by you. Please revise your disclosure to reconcile the book value of net assets acquired, as shown in this summary, to the $1,025,959 value of net assets acquired, shown on page F-9 of your Statements of Changes in Stockholders' Deficiency. Please be sure to identify your elimination of intercompany accounts not reflected in your entry on page F-9. Expand your disclosure to explain your reason for any remaining difference.

11.   Revise your disclosures under this heading as necessary to show clearly the dates of the various actions. For example, in the first sentence, you presently suggest that an event on February 14, 2006 occurred after the merger on October 6, 2006. The sequence of each undertaking described should be logical and evident.

Note 2 – Summary of Significant Accounting Policies, page F-12

j)   Impairment Charges, page F-15

12.   We note your disclosure of examples of events that would trigger impairment testing of your property, plant, and equipment. However, you did not mention the condition of paragraph 8e of SFAS 144, also requiring impairment testing when you report a current-period operating or cash flow loss, combined with a history of operating or cash flow losses. Please expand your disclosure to describe the results of your impairment testing, triggered by this condition.

Note 7 – Stockholders' Equity, page F-18

f)   Common Stock and Warrants Reserved for Future Issuance, page F-24

13.   We note you disclose on page F-25 that you redeemed 1.62 million shares from a restricted stock grant to two executives at $0.20 per share, reflecting a 50% discount, due to lack of marketability, off your closing market stock price on the issuance date, in order to pay for the payroll taxes owed on the stock based compensation. Please tell us how you recorded your stock redemption and payroll tax transactions, and how your redemption payment to your executives achieved your payroll tax payment requirement. Also explain whether the discount applied to your valuation of the compensation charge or only to the redemption price. Since you identify a valuation expert, you will need to identify that individual or firm in the filing, assuming you are able to obtain their permission. If your discount applied to the compensation element, adjustment may be necessary, as discounts for stock restrictions or lack of marketability are

generally not permitted under U.S. GAAP. For examples, you may refer to the following guidance:

- Question 58 of the FASB Staff Implementation Guide to Statement 115, *Accounting for Certain Investments in Debt and Equity Securities*, which states that adjusting the quoted market price is not permitted when determining fair value; and

- Footnote 3 of EITF 98-5, *Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios*, which states that quoted market prices should not be adjusted to reflect transferability restrictions.

Note 10 – Commitments and Contingencies, page F-25

14.   We note you disclose that you entered into an agreement imposing a $1.25 million minimum financial commitment toward a test and research reactor project in Texas. However, you further disclose that after paying $550,000, you have decided to no longer contribute additional funding and believe that you have no further obligations to fund this project. Please expand your disclosure to clarify how you recorded the $550,000 payment and how the terms of this agreement enabled you to not fulfill your minimum commitment. Please identify the counterparty to this arrangement and describe any relationships between your officers or owners, and those of the counterparty or its affiliates.

Exhibit 99.1 – Thorium Power, Ltd. Financial Statements As Of and For The Nine Months Ended September 30, 2006

15.   We note that you have labeled what appears to be the financial statements of Thorium Power Inc., covering the interim periods through September 30, 2006, before the merger, as those of Thorium Power Ltd. Please modify this exhibit to correct the labeling, and to include a preliminary cover page explaining the reasons these are being presented, since you had previously filed financial statements for the accounting acquirer through June 30, 2006 in your Form SB-2, but had not subsequently reported the following quarter. Also add notes to these interim financial statements, as you had done in the registration statement.

Form 10-QSB for the Fiscal Quarter Ended March 31, 2007

General

16.   Please add the information required about your disclosure controls and procedures under Items 307 and 308T of Regulation S-B, to comply with Item 3 of Form 10-QSB.

Mr. Seth Grae
Thorium Power Ltd.
June 15, 2007

Financial Statements

Note 5 – Research and Development Costs, page 6

17.   Please expand your disclosure to fill in the missing research and development cost amounts for the three months ended March 31, 2007 and 2006, and discuss your accounting for such costs.

Closing Comments

        Please amend your Form 10-KSB and your Form 10-QSB within ten days of the date of this letter, or tell us when you will amend them. As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Mr. Seth Grae
Thorium Power Ltd.
June 15, 2007

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Lily Dang at (202) 551-3867 or, in her absence Karl Hiller at (202) 551-3686 with any question on the financial statements or related matters. You may contact Donna Levy at (202) 551-3292 or, in her absence, me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker

cc: Louis Bevilacqua, Esq. (by facsimile, 202-654-1804)
        L. Dang
        K. Hiller
        D. Levy